

September 19, 2013

Via E-mail
Sam Duncan
Chief Executive Officer and President
SUPERVALU INC.
7075 Flying Cloud Drive
Eden Prairie, Minnesota 55344

> **Re:** **SUPERVALU INC.**
> **Form 10-K for the Fiscal Year Ended February 23, 2013**
> **Filed April 24, 2013**
> **File No. 001-05418**

Dear Mr. Duncan:

We have reviewed your response dated August 23, 2013 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 23, 2013

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies, page 47

Impairment of Long-Lived Assets, page 50

1. We note your response to comment 1 in our letter dated August 7, 2013. Please provide us with a comprehensive and detailed explanation of how you determine the geographic markets utilized in grouping assets. In your response, please also address the following:

   - Tell us the number and location of identified geographic markets, as well as how many stores are included in each. As part of your explanation, you may find it useful to provide us with a map illustrating these markets.

- Please tell us the facts and circumstances you considered in determining which stores should be included in a given geographic market.

- Please tell us whether individual stores have been moved from one geographic market to another, and if so, why.

- Provide us with the facts, figures and other information utilized in concluding that cash flows at individual stores were not largely independent of other stores for geographic markets where you have grouped stores.

Please also provide us with any supplemental data or other information that you believe would assist our understanding.

2. Please provide us with specific examples of a geographic market where you believe the cash flows of stores are largely independent of one another and an example where the stores are not largely independent from one another, as well as the differentiating factors between them. An example consistent with the fourth paragraph of your response to comment 1 in our letter dated August 7, 2013 would be sufficient. Please also tell us if these examples are generally representative of your other geographic markets or if there are other factors that we should be aware of.

3. Please explain how you determine the cash inflows and outflows used for your impairment test at the geographic market level as distinguished from the individual store level. In your response, please identify the significant cash inflows and outflows and tell us if the cash flow is shared among the brand, a geographic group, or relates to a single store. For cash flows that are shared, please tell us how you allocate such items to the individual store and to the geographic market when performing your impairment tests.

4. In the second paragraph of your response to comment 1 in our letter dated August 7, 2013, you indicate that your determination of asset groups may include the consideration of factors such as your strategy within the different geographic areas, the decision to maintain underperforming stores and leveraging capabilities of stores within geographic market regions. Please explain in detail how changes to these strategies would cause the cash flows of stores in these geographic markets to become largely independent.

5. In the first paragraph of your response to the second bullet point of comment 1 in our letter dated August 7, 2013, you state that individual stores that were formerly grouped in geographic markets are no longer considered to have interdependent cash flows with other stores. As you have concluded that the lowest level of identifiable cash flows for these geographic markets is now the individual store level, please provide your supporting facts, consideration and data demonstrating why the cash flows were not largely independent prior to the closures. Please be detailed in your response.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief